CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)

Global Medium-Term Notes, Series A	$11,246,500	$1,306.84

(1)          Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement

(To the Prospectus dated July 19, 2013, the Prospectus Supplement dated July 19, 2013, the Prospectus Addendum dated February 3, 2015 and the Product Supplement FX MITTS-1 dated October 25, 2013)

Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-190038

The notes are being issued by Barclays Bank PLC (“Barclays”). There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-7 of this term sheet and “Risk Factors” beginning on page PS-7 of product supplement FX MITTS-1.

Our initial estimated value of the notes, based on our internal pricing models, is $9.73 per unit on the pricing date, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-7 of this term sheet and “Structuring the Notes” on page TS-16 of this term sheet.

By acquiring the notes, you acknowledge, agree to be bound by, and consent to the exercise of any U.K. Bail-In Power by the relevant U.K. resolution authority. All payments are subject to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page TS-3 and “Risk Factors” on page TS-7 of this term sheet.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$ 10.000	$ 11,246,500.00
Underwriting discount	$ 0.175	$ 196,813.75
Proceeds, before expenses, to Barclays	$ 9.825	$ 11,049,686.25

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

March 26, 2015

Currency Market Index Target-Term Securities®
Linked to a Basket of Emerging Market Currencies, due March 31, 2017

Summary

The Currency Market Index Target-Term Securities® Linked to a Basket of Emerging Market Currencies, due March 31, 2017 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Barclays and to the exercise of any U.K. Bail-in Power (as described herein) or any other resolution measure by any relevant U.K. resolution authority.

The notes are linked to a Basket of Emerging Market Currencies (the “Exchange Rate Measure”), which measures the value of an equally weighted investment in the Brazilian real and the Mexican peso (each, an “Underlying Currency” and together, the “Underlying Currencies”) relative to the euro. If the Underlying Currencies strengthen relative to the euro, the Exchange Rate Measure increases, and if the Underlying Currencies weaken relative to the euro, the Exchange Rate Measure decreases. The notes provide you with 205% participation in increases in the Exchange Rate Measure. If the Exchange Rate Measure decreases, you may lose up to 10% of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Exchange Rate Measure, subject to our credit risk. See “Terms of the Notes” below.

On the cover page of this term sheet, we have provided the estimated value for the notes. This estimated value was determined based on our internal pricing models, which take into account a number of variables, including our internal funding rates, which are our internally published borrowing rates we use to issue market-linked investments, and the economic terms of certain related hedging arrangements. This estimated value is less than the public offering price.

The economic terms of the notes (including the Participation Rate) are based on our internal funding rates, which may vary from the rates at which our benchmark debt securities trade in the secondary market, and the economic terms of certain related hedging arrangements.  The difference between these rates, as well as the underwriting discount, the hedging-related charge and other amounts described below, reduced the economic terms of the notes. For more information about the estimated value and structuring the notes, see “Structuring the Notes” on page TS-16.

Terms of the Notes		Redemption Amount Determination
Issuer:	Barclays Bank PLC (“Barclays”)	On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit
Term:	Approximately two years
Exchange Rate Measure:

A Basket of Emerging Market Currencies, which measures the value of an equally weighted investment in the Brazilian real and the Mexican peso, relative to the euro, based upon the Exchange Rate of each Underlying Currency.

Exchange Rate:	For each Underlying Currency, the number of units of that Underlying Currency for which one euro can be exchanged.
Initial Exchange Rates:	Brazilian real: 3.4846 Mexican peso: 16.4722
Final Exchange Rates:	The Final Exchange Rate for each Underlying Currency will be its Exchange Rate on the calculation day, as described on page TS-10.
Starting Value:	100.00
Ending Value:

The value of the Exchange Rate Measure on the calculation day, calculated based upon the Final Exchange Rate of each Underlying Currency, as described on page TS-10. The calculation day is subject to postponement in the event of a Non-Publication Event, as described on page TS-10.

Minimum Redemption Amount:	$9.00 per unit. If you sell your notes before the maturity date, you may receive less than the Minimum Redemption Amount per unit.
Participation Rate:	205%
Calculation Day:	March 24, 2017
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.175 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-16.
Calculation Agents:	Barclays and Merrill Lynch Capital Services, Inc.

Currency Market Index Target-Term Securities®	TS-2

Currency Market Index Target-Term Securities®
Linked to a Basket of Emerging Market Currencies, due March 31, 2017

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”).  The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) by calling 1-800-294-1322:

▪                  Product supplement FX MITTS-1 dated October 25, 2013:
http://www.sec.gov/Archives/edgar/data/312070/000119312513410753/d617319d424b2.htm

▪                  Series A MTN prospectus supplement dated July 19, 2013:
http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

▪                  Prospectus addendum dated February 3, 2015:
http://www.sec.gov/Archives/edgar/data/312070/000119312515031134/d864437d424b3.htm

▪                  Prospectus dated July 19, 2013:
http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering.  Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement FX MITTS-1.  Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Barclays.

Consent to U.K. Bail-in Power

Under the U.K. Banking Act 2009, as recently amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power under certain conditions which, in summary, include that such authority determines that: (i) a relevant entity (such as Barclays) is failing or is likely to fail, (ii) it is not reasonably likely that (ignoring the other stabilization powers under the U.K. Banking Act) any other action will be taken to avoid the entity’s failure, (iii) the exercise of the stabilization powers are necessary taking into account certain public interest considerations such as the stability of the U.K. financial system, public confidence in the U.K. banking system and the protection of depositors and (iv) the objectives of the resolution measures would not be met to the same extent by the winding up of the entity. Notwithstanding these conditions, there remains uncertainty regarding how the relevant U.K. resolution authority would assess these conditions in deciding whether to exercise any U.K. Bail-in Power.  The U.K. Bail-in Power includes any statutory write-down and conversion power, which allows for the cancellation of all, or a portion, of any amounts payable on the notes, including any repayment of principal and/or the conversion of all, or a portion, of any amounts payable on the notes, including the repayment of principal, into shares or other securities or other obligations of ours or another person, including by means of a variation to the terms of the notes. Accordingly, if any U.K. Bail-in Power is exercised you may lose all or a part of the value of your investment in the notes or receive a different security, which may be worth significantly less than the notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise its authority to implement the U.K. Bail-in Power without providing any advance notice to the holders of the notes.

By your acquisition of the notes, you acknowledge, agree to be bound by, and consent to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority.

This is only a summary. For more information, please see “Risk Factors” in this term sheet, and please see the accompanying prospectus addendum, including the full definition of “U.K. Bail-in Power” as well as the risk factors therein.

Currency Market Index Target-Term Securities®	TS-3

Currency Market Index Target-Term Securities®
Linked to a Basket of Emerging Market Currencies, due March 31, 2017

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

▪                You anticipate that the Exchange Rate Measure will increase from the Starting Value to the Ending Value. In other words, you anticipate that the Underlying Currencies will strengthen relative to the euro from the pricing date to the calculation day.

▪                You are willing to risk a partial loss of principal and return if the Exchange Rate Measure decreases from the Starting Value to the Ending Value.

▪                You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪                You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, the inclusion in the public offering price of the underwriting discount, the hedging-related charge and other amounts, as described on page TS-2 and TS-16.

▪                You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

▪                You are willing to consent to the exercise of any U.K. Bail-in Power by U.K. resolution authorities.

▪                You believe that the Exchange Rate Measure will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return. In other words, you anticipate that the Underlying Currencies will weaken relative to the euro or that they will not sufficiently strengthen relative to the euro from the pricing date to the calculation day.

▪                You seek 100% principal repayment or preservation of capital.

▪                You seek a guaranteed return beyond the Minimum Redemption Amount.

▪                You seek interest payments or other current income on your investment.

▪                You seek an investment for which there will be a liquid secondary market.

▪                You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

▪                You are unwilling to consent to the exercise of any U.K. Bail-in Power by U.K. resolution authorities.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Currency Market Index Target-Term Securities®	TS-4

Currency Market Index Target-Term Securities®
Linked to a Basket of Emerging Market Currencies, due March 31, 2017

Hypothetical Payout Profile

Currency Market Index Target-Term Securities®

This graph reflects the returns on the notes, based on the Participation Rate of 205% and the Minimum Redemption Amount of $9.00 per unit.  The blue line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Exchange Rate Measure.

This graph has been prepared for purposes of illustration only.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only.  They are based on hypothetical values and show hypothetical returns on the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Ending Value, and whether you hold the notes to maturity.

The following table is based on the Starting Value of 100, the Participation Rate of 205%, and the Minimum Redemption Amount of $9.00 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value		Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit(2)		Total Rate of Return on the Notes
70.00		-30.00%	$9.000		-10.000%
80.00		-20.00%	$9.000		-10.000%
90.00		-10.00%	$9.000	(3)	-10.000%
95.00		-5.00%	$9.500		-5.000%
100.00	(1)	0.00%	$10.000		0.000%
105.00		5.00%	$11.025		10.250%
110.00		10.00%	$12.050		20.500%
120.00		20.00%	$14.100		41.000%
130.00		30.00%	$16.150		61.500%
140.00		40.00%	$18.200		82.000%
150.00		50.00%	$20.250		102.500%
160.00		60.00%	$22.300		123.000%
170.00		70.00%	$24.350		143.500%

(1)        This is the Starting Value.

(2)        The Redemption Amount per unit is based on the Participation Rate of 205%.

(3)        The Redemption Amount per unit will not be less than the Minimum Redemption Amount.

For recent hypothetical levels of the Basket, see “The Basket of Emerging Market Currencies” section below.  In addition, all payments on the notes are subject to issuer credit risk.

Currency Market Index Target-Term Securities®	TS-5

Currency Market Index Target-Term Securities®
Linked to a Basket of Emerging Market Currencies, due March 31, 2017

Redemption Amount Calculation Examples

Example 1

The Ending Value is 80, or 80% of the Starting Value:

Starting Value:	100

Ending Value:	80

= $8.00, however, because the Redemption Amount for the notes cannot be less than the Minimum Redemption Amount, the Redemption Amount will be $9.00 per unit.

Example 2

The Ending Value is 95, or 95% of the Starting Value:

Starting Value:	100

Ending Value:	95

Redemption Amount (per unit) = the greater of (a)	= $9.50 and (b) $9.00 = $9.50 per unit

Example 3

The Ending Value is 130, or 130% of the Starting Value:

Starting Value:	100

Ending Value:	130

= $16.15 Redemption Amount per unit

Currency Market Index Target-Term Securities®	TS-6

Currency Market Index Target-Term Securities®
Linked to a Basket of Emerging Market Currencies, due March 31, 2017

Risk Factors

There are important differences between the notes and a conventional debt security.  An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-7 of product supplement FX MITTS-1, page S-6 of the Series A MTN prospectus supplement, and page PA-1 of the Series A MTN prospectus addendum identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪                  Depending on the performance of the Exchange Rate Measure as measured shortly before the maturity date, you may not earn a return on your investment and you may lose up to 10% of your principal amount.

▪                  Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪                  Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪                  As described above under “Consent to U.K. Bail-In Power,” the relevant U.K. resolution authority may exercise any U.K. Bail-in Power under the conditions described in such section of this term sheet. If any U.K. Bail-in Power is exercised you may lose all or a part of the value of your investment in the notes or receive a different security, which may be worth significantly less than the notes and which may have significantly fewer protections than those typically afforded to debt securities. The U.K. Bail-in Power includes “write-down and conversion power” which allows for the cancellation of any amounts payable on the notes, including principal, and/or the conversion of any amounts payable on the notes into shares or other securities or other obligations of ours or another person, including by means of a variation to the terms of the notes. Moreover, the relevant U.K. resolution authority may exercise its authority to implement the U.K. Bail-in Power without providing any advance notice to the holders of the notes. By your acquisition of the notes, you acknowledge, agree to be bound by, and consent to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. The exercise of any U.K. Bail-in Power with respect to the notes will not be a default or an Event of Default (as each term is defined in the indenture relating to the notes). The trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power with respect to the notes. Your rights as a holder of the notes are subject to, and will be varied, if necessary, so as to give effect to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” above and the risk factors in the accompanying prospectus addendum for more information.

▪                  Changes in the Exchange Rates of the Underlying Currencies may offset each other.

▪                  The estimated value of your notes is based on our internal pricing models. Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. These variables and assumptions are not evaluated or verified on an independent basis and may prove to be inaccurate. Different pricing models and assumptions of different financial institutions could provide valuations for the notes that are different from our estimated value.

▪                  The estimated value is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced in this term sheet may be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

▪                  The estimated value of your notes is lower than the public offering price of your notes. This difference is a result of certain factors, such as the inclusion in the public offering price of the underwriting discount, the hedging-related charge, the estimated profit, if any, that we or any of our affiliates expect to earn in connection with structuring the notes, and the estimated cost which we may incur in hedging our obligations under the notes, as further described in “Structuring the Notes” on page TS-16. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes and lower than the estimated value because the secondary market prices do not include such fees, charges and other amounts, and take into consideration the levels at which our debt securities trade in the secondary market.

▪                  The estimated value of the notes will not be a prediction of the prices at which MLPF&S or its affiliates, or any of our affiliates or any other third parties may be willing to purchase the notes from you in secondary market transactions. The price at which you may be able to sell your notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any trading commissions, and may be substantially less than our estimated value of the notes. Any sale prior to the maturity date could result in a substantial loss to you.

▪                  A trading market is not expected to develop for the notes. We, MLPF&S and our respective affiliates are not obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪                  Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trading in the euro, the Brazilian real, and the Mexican peso), and any hedging and trading activities we, MLPF&S or our respective affiliates

Currency Market Index Target-Term Securities®	TS-7

Currency Market Index Target-Term Securities®
Linked to a Basket of Emerging Market Currencies, due March 31, 2017

engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪                  There may be potential conflicts of interest involving the calculation agents, including the calculation agents’ roles in establishing the economic terms of the notes and determining the estimated value of the notes.  We have the right to appoint and remove the calculation agents.

▪                  The return on the notes depends on the Exchange Rate Measure, which is affected by many complex factors outside of our control.

▪                  The Exchange Rates could be affected by the actions of the governments of Brazil, Mexico, the European Union and the United States.

▪                  Even though currencies trade around-the-clock, the notes will not trade around-the-clock, and the prevailing market prices for the notes may not reflect the current Exchange Rate of either Underlying Currency.

▪                  Suspensions or disruptions of market trading in one or more of the Underlying Currencies, the euro and the U.S. dollar may adversely affect the value of the notes.

▪                  The notes are payable only in U.S. dollars and you will have no right to receive any payments in any Underlying Currency.

▪                  You should consider the U.S. federal income tax consequences of investing in the notes.  See “Material U.S. Federal Income Tax Consequences” below and “Material U.S. Federal Income Tax Considerations” beginning on page PS-23 of product supplement FX MITTS-1.

Currency Market Index Target-Term Securities®	TS-8

Currency Market Index Target-Term Securities®
Linked to a Basket of Emerging Market Currencies, due March 31, 2017

Additional Risk Factors

Changes in the exchange rates of the Underlying Currencies relative to the U.S. dollar or in the exchange rate of the euro relative to the U.S. dollar may affect the Redemption Amount, particularly during days on which one or both of those exchange rates are not published.

Although the Exchange Rate Measure measures the performance of the Underlying Currencies relative to the euro, the calculation agent will determine the Final Exchange Rate as described below, based on the exchange rates of the Underlying Currencies relative to the U.S. dollar and the exchange rate of the euro relative to the U.S. dollar.  Accordingly, the return on the notes will be affected by both the exchange rate of the Underlying Currencies relative to the U.S. dollar and the exchange rate of the euro relative to the U.S. dollar. The return on the notes may be lower than if the Exchange Rate Measure were calculated by comparing directly the Underlying Currencies to the euro. During a Non-Publication Event (as defined on page TS-10), the calculation agent may calculate the exchange rate of the euro relative to the U.S. dollar and the exchange rates for the Underlying Currencies relative to the U.S. dollar on different days.  As a result, changes in the value of the Underlying Currencies relative to the U.S. dollar or changes in the value of the euro relative to the U.S. dollar during those days could reduce the Redemption Amount.

Emerging market currencies may carry additional risks.

An investment linked to emerging market currencies involves many risks beyond those involved in an investment linked to the currencies of developed markets, including, but not limited to: economic, social, political, financial and military conditions in the emerging markets, including especially political uncertainty and financial instability; the increased likelihood of restrictions on export or currency conversion in the emerging markets; the greater potential for an inflationary environment in the emerging markets; the possibility of nationalization or confiscation of assets; the greater likelihood of regulation by the national, provincial and local governments of the emerging market countries, including the imposition of currency exchange controls and taxes; and less liquidity in emerging market currency markets than in those of developed markets. The currencies of emerging markets may be more volatile than those of developed markets and may be affected by political and economic developments in different ways than developed markets. Moreover, the emerging market economies may differ favorably or unfavorably from developed market economies in a variety of ways, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Currency Market Index Target-Term Securities®	TS-9

Currency Market Index Target-Term Securities®
Linked to a Basket of Emerging Market Currencies, due March 31, 2017

The Basket of Emerging Market Currencies

The notes are designed to allow investors to participate in the movement of the Exchange Rate Measure.  If the Exchange Rate Measure increases from its Starting Value to its Ending Value (that is, the Underlying Currencies strengthen relative to the euro), the notes provide upside participation at maturity.

The Exchange Rate Measure is designed to track the value of an equally weighted investment in the Brazilian real and the Mexican peso relative to the euro, based upon the Exchange Rate of each Underlying Currency. The Exchange Rate for each Underlying Currency will be the number of units of the Underlying Currency for which one euro can be exchanged, calculated as described below. Accordingly, an increase in the Exchange Rate of an Underlying Currency means that that Underlying Currency has weakened relative to the euro (and the Exchange Rate Measure will decrease assuming the Exchange Rate of the other Underlying Currency remains the same); a decrease in the Exchange Rate of an Underlying Currency means that that Underlying Currency has strengthened relative to the euro (and the Exchange Rate Measure will increase assuming the Exchange Rate of the other Underlying Currency remains the same).

The Starting Value of the Exchange Rate Measure was set to 100 on the pricing date.

The Ending Value will equal: 100 + 100 x (the sum of the Weighted Return for each Underlying Currency on the calculation day), rounded to two decimal places.

The “Weighted Return” for each Underlying Currency will be determined by the calculation agent as follows:

The “Exchange Rate Weighting” for each Underlying Currency is 50%.

Each Initial Exchange Rate was determined on the pricing date, and the Final Exchange Rate will be its Exchange Rate on the calculation day, determined as follows:

•                  Brazilian real—the product of:

a)             the Brazilian real/U.S. dollar exchange rate (that is, the number of Brazilian reais for which one U.S. dollar can be exchanged), as reported by Reuters Group PLC (“Reuters”) under ASK on page BRFR, or any substitute page thereto, under USD, at approximately 1:15 p.m. in São Paulo); and

b)             the U.S. dollar/euro exchange rate (that is, the number of U.S. dollars for which one euro can be exchanged), as reported by Reuters on page WMRSPOT, or any substitute page thereto, at approximately 4:00 p.m. in London.

•                   Mexican peso—the product of:

a)             the Mexican pesos/U.S. dollar exchange rate (that is, the number of Mexican pesos for which one U.S. dollar can be exchanged) as reported by Reuters WMRSPOT, 4:00 p.m. London Time; and

b)             the U.S. dollar/euro exchange rate, determined as set forth in “b” above.

For an Underlying Currency, if the calculation agent determines that the scheduled calculation day is not a business day by reason of an extraordinary event, occurrence, declaration, or otherwise, or if any of the exchange rates applicable to an Underlying Currency is not quoted on the applicable page indicated above on the scheduled calculation day (each, a “Non-Publication Event”), then the calculation agent will determine the Final Exchange Rate for that Underlying Currency, as follows:

•                  with respect to each exchange rate that is not affected by a Non-Publication Event, the Final Exchange Rate will be based on that unaffected exchange rate as quoted on the scheduled calculation day; and

•                  with respect to each exchange rate that is affected by a Non-Publication Event, the calculation agent will determine that exchange rate on the next applicable business day on which that exchange rate is so quoted.

For example, if the U.S. dollar/euro exchange rate is quoted on the applicable page on the scheduled calculation day, but the Mexican peso /U.S. dollar exchange rate is not quoted on the applicable page on the scheduled calculation day, then the calculation agent will determine the Final Exchange Rate for the Mexican peso based on the product of (i) the U.S. dollar/euro exchange rate as so quoted on the scheduled calculation day and (ii) the Mexican peso/U.S. dollar exchange rate on the next applicable business day on which that exchange rate is so quoted.

However, in no event will the determination of the Final Exchange Rate for either Underlying Currency be postponed to a date (the “final determination date”) that is later than the close of business in New York, New York on the second scheduled business day prior to the maturity date.

If, following a Non-Publication Event and postponement as described above, any of the applicable exchange rates set forth above remains not quoted on the final determination date, the Final Exchange Rate for that Underlying Currency will nevertheless be

Currency Market Index Target-Term Securities®	TS-10

Currency Market Index Target-Term Securities®
Linked to a Basket of Emerging Market Currencies, due March 31, 2017

determined on the final determination date.  The calculation agent, in its sole discretion, will determine the Final Exchange Rate for that Underlying Currency (and the applicable Weighted Return of that Underlying Currency and the Ending Value) on the final determination date in a manner which the calculation agent considers commercially reasonable under the circumstances.  In making its determination, the calculation agent may take into account spot quotations for the relevant exchange rate that is subject to the Non-Publication Event and any other information that it deems relevant.

The Final Exchange Rate for any Underlying Currency that is not affected by a Non-Publication Event will be determined on the scheduled calculation day.

Currency Market Index Target-Term Securities®	TS-11

Currency Market Index Target-Term Securities®
Linked to a Basket of Emerging Market Currencies, due March 31, 2017

Hypothetical Calculations of the Weighted Returns and the Ending Value

Set forth below are two examples of hypothetical Weighted Return and hypothetical Ending Value calculations (rounded to two decimal places) based on the Initial Exchange Rates and assuming hypothetical Final Exchange Rates for each Underlying Currency as follows.

Example 1:

Underlying Currency	Exchange Rate Weighting	Initial Exchange Rate	Hypothetical Final Exchange Rate	Hypothetical Weighted Return

Brazilian real	50.00%	3.4846	3.2755	3.19%

Mexican peso	50.00%	16.4722	15.4839	3.19%

The hypothetical Weighted Return for each Underlying Currency is determined as follows:

▪ Brazilian real:

▪ Mexican peso:

In this case, each Underlying Currency has strengthened relative to the euro.

The hypothetical Ending Value would be 106.38, determined as follows:

100 + 100 x (sum of the Weighted Return for each Underlying Currency), rounded to two decimal places

100 + 100 x (3.19 + 3.19)%

100 + 100 x (6.38%) = 106.38

Example 2:

Underlying Currency	Exchange Rate Weighting	Initial Exchange Rate	Hypothetical Final Exchange Rate	Hypothetical Weighted Return

Brazilian real	50.00%	3.4846	3.6240	-1.92%

Mexican peso	50.00%	16.4722	17.2958	-2.38%

The hypothetical Weighted Return for each Underlying Currency is determined as follows:

▪ Brazilian real:

▪ Mexican peso:

In this case, each Underlying Currency has weakened relative to the euro.

The hypothetical Ending Value would be 95.70, determined as follows:

100 + 100 x (sum of the Weighted Return for each Underlying Currency), rounded to two decimal places

100 + 100 x (-1.92 -2.38)%

100 + 100 x (-4.30%) = 95.70

Currency Market Index Target-Term Securities®	TS-12

Currency Market Index Target-Term Securities®
Linked to a Basket of Emerging Market Currencies, due March 31, 2017

Historical Data on the Exchange Rates

The following tables show the high and low daily Exchange Rates for each Underlying Currency from the first quarter of 2008 through the pricing date.  We obtained this historical data from Bloomberg L.P.  As described above, each Exchange Rate is expressed as the number of units of the applicable Underlying Currency for which one euro can be exchanged.  As a result, the “High” values represent the weakest that the applicable Underlying Currency was relative to the euro for the given quarter, while the “Low” values represent the strongest that the applicable Underlying Currency was relative to the euro for the given quarter. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P.

Brazilian real

		High ($)	Low ($)
2008	First Quarter	2.77	2.51
	Second Quarter	2.72	2.48
	Third Quarter	2.84	2.39
	Fourth Quarter	3.42	2.69

2009	First Quarter	3.24	2.91
	Second Quarter	3.01	2.69
	Third Quarter	2.82	2.58
	Fourth Quarter	2.63	2.50

2010	First Quarter	2.63	2.40
	Second Quarter	2.40	2.18
	Third Quarter	2.34	2.18
	Fourth Quarter	2.39	2.21

2011	First Quarter	2.37	2.18
	Second Quarter	2.39	2.26
	Third Quarter	2.57	2.21
	Fourth Quarter	2.53	2.37

2012	First Quarter	2.44	2.26
	Second Quarter	2.65	2.38
	Third Quarter	2.67	2.46
	Fourth Quarter	2.78	2.60

2013	First Quarter	2.73	2.53
	Second Quarter	2.98	2.58
	Third Quarter	3.27	2.89
	Fourth Quarter	3.26	2.94

2014	First Quarter	3.33	3.11
	Second Quarter	3.13	2.99
	Third Quarter	3.11	2.90
	Fourth Quarter	3.42	3.03

2015	First Quarter (through the pricing date)	3.51	2.90

Currency Market Index Target-Term Securities®	TS-13

Currency Market Index Target-Term Securities®
Linked to a Basket of Emerging Market Currencies, due March 31, 2017

Mexican peso

		High ($)	Low ($)
2008	First Quarter	16.96	15.60
	Second Quarter	16.76	15.92
	Third Quarter	16.51	14.83
	Fourth Quarter	19.34	15.35

2009	First Quarter	19.63	17.92
	Second Quarter	19.13	17.01
	Third Quarter	19.92	18.24
	Fourth Quarter	20.02	18.35

2010	First Quarter	18.74	16.59
	Second Quarter	16.75	15.33
	Third Quarter	17.17	16.12
	Fourth Quarter	17.48	16.12

2011	First Quarter	17.09	15.74
	Second Quarter	17.27	16.44
	Third Quarter	18.98	16.48
	Fourth Quarter	19.01	18.01

2012	First Quarter	18.02	16.43
	Second Quarter	17.80	16.80
	Third Quarter	16.81	16.08
	Fourth Quarter	17.21	16.54

2013	First Quarter	17.26	15.77
	Second Quarter	17.67	15.65
	Third Quarter	17.77	16.35
	Fourth Quarter	18.04	17.38

2014	First Quarter	18.43	17.72
	Second Quarter	18.18	17.47
	Third Quarter	17.78	16.88
	Fourth Quarter	18.46	16.86

2015	First Quarter (through the pricing date)	17.84	16.26

Currency Market Index Target-Term Securities®	TS-14

Currency Market Index Target-Term Securities®
Linked to a Basket of Emerging Market Currencies, due March 31, 2017

While historical information on the Exchange Rate Measure did not exist before the pricing date, the following graph shows the hypothetical monthly historical values of the Exchange Rate Measure from January 2008 through February 2015, based upon historical Exchange Rates of the Underlying Currencies as of the end of each month.  For purposes of this graph, the value of the Exchange Rate Measure was set to 100 as of December 31, 2007 and the value of the Exchange Rate Measure as of the end of each month is based upon the hypothetical Ending Value as of the end of that month, calculated as described in the section “The Basket of Emerging Market Currencies” above.  We obtained this historical data on the Exchange Rates for the Underlying Currencies from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P.

This historical data on the Exchange Rate Measure in the table and graph above is not necessarily indicative of its future performance or what the value of the notes may be. Any historical upward or downward trend in the value of the Exchange Rate Measure during any period set forth above is not an indication that the value of the Exchange Rate Measure is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the values and trading patterns of the Exchange Rates.

Currency Market Index Target-Term Securities®	TS-15

Currency Market Index Target-Term Securities®
Linked to a Basket of Emerging Market Currencies, due March 31, 2017

Supplement to the Plan of Distribution

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange.  In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. MLPF&S has advised us that, at its discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Exchange Rate Measure and the remaining term of the notes. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S or our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement produced by MLPF&S will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering.  Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Barclays or for any purpose other than that described in the immediately preceding sentence.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Exchange Rate Measure.  As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing.  The economic terms of the notes are based on our internal funding rates, which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the pricing date was based on our internal funding rates.  Our estimated value of the notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Exchange Rate Measure. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates.  The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates or our affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Exchange Rate Measure, the tenor of the notes and the tenor of the hedging arrangements.  The economic terms of the notes and their estimated value depend in part on the terms of these hedging arrangements, any estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, and estimated costs which we may incur in hedging our obligations under the notes.

MLPF&S has advised us that the hedging arrangements include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions.  Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to Currency MITTS” beginning on page PS-7 and “Use of Proceeds and Hedging” on page PS-15 of product supplement FX MITTS-1.

Currency Market Index Target-Term Securities®	TS-16

Currency Market Index Target-Term Securities®
Linked to a Basket of Emerging Market Currencies, due March 31, 2017

Material U.S. Federal Income Tax Consequences

The material tax consequences of your investment in the notes are summarized below.  The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and the discussion under “Material U.S. Federal Income Tax Considerations” beginning on page PS-23 of product supplement FX MITTS-1. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in product supplement FX MITTS-1) and you hold your notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.  In addition, this discussion applies to you only if you are an initial purchaser of the notes that purchases notes for their principal amount; if you are a secondary purchaser of the notes, the tax consequences to you may be different.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, the notes should be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes.  This opinion assumes that the description of the terms of the notes in this term sheet is materially correct.

Under applicable U.S. Treasury Regulations governing debt instruments with payments denominated in, or determined by reference to, more than one currency, the notes will not be foreign currency denominated debt instruments because the “predominant” currency of the notes is the U.S. dollar.  Accordingly, we will treat the notes as being denominated in U.S. dollars, and we will treat payments on the notes determined by reference to the performance of the Exchange Rate Measure as contingent payments under the special federal income tax rules applicable to contingent payment debt instruments.  Under these rules, if you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the notes over their term based on the comparable yield for the notes and pay tax accordingly, even though you will not receive any payments from us until maturity.  This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be.  In addition, any gain you may recognize on the sale or maturity of the notes would be taxed as ordinary interest income and any loss you may recognize on the sale or maturity of the notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the notes and thereafter would be capital loss.  If you are a noncorporate holder, you would generally be able to use such ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

Barclays has determined that the comparable yield for the notes is equal to 1.26% per annum, compounded semi-annually, with a single projected payment at maturity of $10.25 based on an investment of $10.

For a further discussion of the tax treatment of your notes, please see the discussion under the heading “Material U.S. Federal Income Tax Considerations” beginning on page PS-23 of product supplement FX MITTS-1.

Non-U.S. Holders. Barclays currently does not withhold on payments treated as interest to non-U.S. holders in respect of instruments such as the notes.  However, if Barclays determines that there is a material risk that it will be required to withhold on amounts that are treated as interest for U.S. federal income tax purposes (i.e. the excess, if any, of the amount paid at maturity over the principal amount of the notes), Barclays may withhold on any payments at a 30% rate, unless you have provided to Barclays an appropriate and valid Internal Revenue Service Form W-8. In addition, non-U.S. holders will be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Market Downside Protection Market-Linked Investment or guarantee any performance.

Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed income securities. It is important to note that the market

Currency Market Index Target-Term Securities®	TS-17

Currency Market Index Target-Term Securities®
Linked to a Basket of Emerging Market Currencies, due March 31, 2017

downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

“Market Index Target-Term Securities®” and “MITTS®” are registered service marks of Bank of America Corporation, the parent company of MLPF&S.

Currency Market Index Target-Term Securities®	TS-18